Exhibit 99.9

CONSENT OF E. WILLIAMS

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2017, (ii) the Registration Statement on Form F-10 (File No. 333-210437) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Emilie Williams
By:	Emilie Williams, Eng.
Assistant Engineering Superintendent IAMGOLD Corporation, Westwood Mine

Dated: February 21, 2018